Exhibit 99.1(h)

Consent of Director Nominee

SunEdison Semiconductor Pte. Ltd. (the “Company”) is filing an Amendment No. 7 to a Registration Statement on Form S-1 (Registration No. 333-191052) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering (“IPO”) of its ordinary shares. Prior to the consummation of the IPO, the Company will convert from a Singapore private limited company to a Singapore public limited company and will be known as SunEdison Semiconductor Limited. In connection with the IPO, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of the Company in the Registration Statement, as may be amended from time to time. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

/s/ Abdul Jabbar Bin Karam Din
Name: Abdul Jabbar Bin Karam Din Date: May 12, 2014